SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K





(Mark One)

(X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1995


                                       OR



( )      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)



Commission file number 0-10181


                       ELJER TAX REDUCTION INVESTMENT PLAN

                              (Full Title of Plan)


                             ELJER INDUSTRIES, INC.

                              17120 Dallas Parkway

                               Dallas, Texas 75248

         (Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

                                   SIGNATURES





         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                             Eljer Tax Reduction Investment Plan


June 28, 1996
                                                   By: /s/ Russell D. Boaz
                                                   -----------------------
                                                   Russell D. Boaz
                                                   Member of the Administrative
                                                   and Investment Committee


                                                   By: /s/ Nancy J. Duricic
                                                   ------------------------
                                                   Nancy J. Duricic
                                                   Member of the Administrative
                                                   and Investment Committee


                                                   By: /s/ Brooks F. Sherman
                                                   -------------------------
                                                   Brooks F. Sherman
                                                   Member of the Administrative
                                                   and Investment Committee

                            ELJER MANUFACTURING, INC.
                          TAX REDUCTION INVESTMENT PLAN

                 Financial Statements And Supplemental Schedules
                        As Of December 31, 1995 And 1994

             Together With Report Of Independent Public Accountants

                            ELJER MANUFACTURING, INC.
                          TAX REDUCTION INVESTMENT PLAN
                          -----------------------------

                               TABLE OF CONTENTS
                               -----------------

                                                                                                   Page
                                                                                                   ----
Report of Independent Public Accountants...........................................................  1

Financial Statements:
    Statements of Net Assets Available for Benefits................................................  2
    Statements of Changes in Net Assets Available for Benefits.....................................  3
    Notes to Financial Statements.................................................................. 4-10

Supplemental Schedules:
    Schedule of Assets Held for  Investment  Purposes at December 31, 1995 (Item 27a).............. 11-12
    Schedule of Reportable  Transactions  for the Year Ended December 31,  1995 (Item 27d)......... 13-14
Exhibit  24 - Consent  of  Independent  Public Accountants,
        Arthur Andersen LLP........................................................................  15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and
the Eljer TRIP Administrative and Investment Committee of the Eljer Tax Reduction Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Eljer Tax Reduction Investment Plan ("TRIP" or the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Eljer TRIP Administrative and Investment Committee of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/Arthur Andersen LLP


Dallas, Texas,
  April 25, 1996

                            ELJER MANUFACTURING, INC.
                          TAX REDUCTION INVESTMENT PLAN
                          -----------------------------


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                        AS OF DECEMBER 31, 1995 AND 1994
                        --------------------------------
                            (In thousands of dollars)



                                                            1995     1994
                                                          -------   -------

ASSETS:
    Investments at market value-
        Common stocks                                     $ 6,881   $ 3,742
        Mutual funds of registered investment companies     6,770     4,850
        Pooled separate account                             7,247     4,307
        Loans to participants                               1,085       999
        Money market                                          137        --
                                                          -------   -------
                                                           22,120    13,898

    Guaranteed investment contracts, at contract value         --     2,425
                                                          -------   -------

                  Total investments                        22,120    16,323
                                                          -------   -------

Receivables-
    Employer contributions                                    178       173
    Participants' contributions                               156       150
    Accrued dividends and interest                             11        19
    Loan repayments                                            39        67
                                                          -------   -------

                  Total receivables                           384       409
                                                          -------   -------

                  Total assets                             22,504    16,732

LIABILITIES:
    Refunds to participants                                    15        74
    Loans payable to participants                              32        88
    Other                                                      --        10
                                                          -------   -------

                  Total liabilities                            47       172
                                                          -------   -------

NET ASSETS AVAILABLE FOR BENEFITS                         $22,457   $16,560
                                                          =======   =======





   The accompanying notes are an integral part of these financial statements.

                            ELJER MANUFACTURING, INC.
                          TAX REDUCTION INVESTMENT PLAN
                          -----------------------------


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
                 ----------------------------------------------
                           (In thousands of dollars)



                                                                    1995        1994
                                                                  --------    --------
CONTRIBUTIONS:
  Participants                                                    $  1,914    $  1,968
  Employer                                                             779         751

INTEREST INCOME                                                        480         499

DIVIDEND INCOME                                                        447         211

NET UNREALIZED APPRECIATION (DEPRECIATION)
    OF INVESTMENTS                                                   3,722        (716)

NET REALIZED GAINS (LOSSES) ON INVESTMENTS                             346         (11)

BENEFITS PAID TO PARTICIPANTS                                       (1,755)     (1,379)

OTHER                                                                  (36)       --
                                                                  --------    --------

          Increase in net assets available for benefits              5,897       1,323

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                                               16,560      15,237
                                                                  --------    --------

NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                                                   $ 22,457    $ 16,560
                                                                  ========    ========





        The accompanying notes are an integral part of these statements.

                            ELJER MANUFACTURING, INC.
                          TAX REDUCTION INVESTMENT PLAN
                          -----------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------



1.    GENERAL DESCRIPTION OF THE PLAN:
      --------------------------------

The Eljer Tax Reduction Investment Plan (the "Plan"), which became effective April 1, 1989 (see Note 5), is a defined contribution retirement plan for eligible employees of Eljer Industries, Inc. (the "Company") and its participating subsidiaries. Subject to certain eligibility requirements, participants may contribute on a pretax basis ("Tax Reduction Contributions") or after-tax basis ("Investment Plan Contributions") up to 15% of their compensation to the Plan through employee payroll deductions. The participants are fully vested in their contributions immediately. Each participant's contributions may, at the Company's discretion, be matched in whole or in part by Company contributions ("Employer Matching Contributions") at a rate determined by the Company. The amount of a participant's contribution eligible for matching may not exceed 6% of the participant's annual compensation. Each participant's employer matching contributions vest ratably over four years of plan participation and will become 100% vested upon eligibility for normal or early retirement, death, permanent disability, or after five years of service. Participants may obtain loans from the Plan up to the lesser of one-half of their individual vested balance or regulatory maximum. With certain exceptions, a participant's Investment Plan Contributions may be withdrawn at any time while Tax Reduction Contributions may not be withdrawn except for an immediate financial hardship, as defined in the Plan, termination of employment or attainment of age 59-1/2. Employer Matching Contributions may be withdrawn after five years of plan participation.
Withdrawals may be subject to federal income tax.

Participants may elect to invest their contributions and the Employer Matching Contributions in a combination of the Company's common stock ("Eljer"), fixed income fund ("Fixed"), the equity fund ("Equity"), or the balanced fund ("Balanced"). At December 31, 1995, the number of participants electing total or partial investment in each of the four funds was as follows: Eljer, 190; Fixed, 783; Equity, 434; and Balanced, 389. In addition, the Plan also has investments in Household International, Inc. ("Household") common stock, which was transferred from the similar Household Manufacturing, Inc. Tax Reduction Investment Plan ("HMI Plan") (see Note 5). No contributions are permitted into the Household fund.

Eljer Manufacturing, Inc., the Plan sponsor and a wholly owned subsidiary of the Company, pays all administrative expenses of the Plan and is not reimbursed by the Plan. Nationsbank Trust is the Plan's trustee. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

2.    SIGNIFICANT ACCOUNTING POLICIES:
      --------------------------------

The accounts of the Plan are maintained on the accrual basis of accounting. Investments in common stock and mutual funds of registered investment companies are carried at market value determined on the basis of quoted market prices. The guaranteed investment contracts are carried at contract value, which approximates fair value at December 31, 1994, and represent contributions made under the contracts plus interest at the contract rates. Money market funds are carried at cost which approximates market. The average cost basis is used in determining gains or losses on securities sold or distributed.

3.    FORFEITURES:
      ------------

Forfeitures reduced the amount of Employer Matching Contributions and were approximately $6,800 and $7,500 for 1995 and 1994, respectively.

4.    TAX STATUS OF THE PLAN:
      -----------------------

The Plan operates as a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Qualification of the Plan means that a participant will not be subject to federal income taxes on Tax Reduction Contributions and Employer Matching Contributions, or on earnings or appreciation on all account balances held in the Plan, until such amounts either are withdrawn by or distributed to the participant, or are distributed to the participant's beneficiary in the event of the participant's death. The Plan has received a favorable determination letter, dated September 30, 1994, from the Internal Revenue Service that indicates that the Plan meets the requirements of the Code so as to be exempt from taxation under Sections 401(a) and 501(a) of the Code.

5.    PLAN INCEPTION:
      ---------------

Prior to April 14, 1989, the Company and its subsidiaries were wholly owned subsidiaries of Household. On April 14, 1989, Household distributed to its shareholders all of the outstanding shares of common stock of the Company. In preparation for the April 14, 1989, distribution, on April 1, 1989, the equity of the Plan for the participating employees of the Company was transferred from the HMI Plan to the Plan adopted by the Company effective as of April 1, 1989.

6.    PLAN TERMINATION:
      -----------------

According to the plan document, the Plan shall terminate upon the dissolution, merger, consolidation, or reorganization of the Employer, or the sale by the Employer of all or substantially all of its assets, unless the successor or purchaser makes a provision to continue the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

7.    SIGNIFICANT INVESTMENTS:
      ------------------------

The following investments represent 5% or more of the Net Assets Available for Benefits at December 31, 1995 and 1994 (in thousands):

                                                       1995     1994
                                                       ----     ----
Common stocks:
    Eljer Industries, Inc., common stock             $5,007   $2,369
    Household International, Inc., common stock       1,874    1,373
Mutual funds of registered investment companies:
    Davis New York Venture Fund                       1,664     --
    Putnam Voyager Fund                               1,174     --
    Vanguard Fixed Income Fund                         --      1,076
Pooled separate account:
    LaSalle Income Plus Fund                          7,247    4,307
Loans to participants                                  --        999
Guaranteed investment contracts:
    Principal Mutual Life #86269, maturity 6/30/95     --      1,464
    Travelers #15105, maturity 1/1/95                  --        961

8.    RECONCILIATION TO FORM 5500:
      ----------------------------

These financial statements and Schedules I and II used in the Table of Contents do not include benefits payable to withdrawing participants, which are included in Form 5500, in order to conform with generally accepted accounting principles. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 in thousands:

                                                                                         December 31,
                                                                                       ---------------
                                                                                      1995        1994
                                                                                      ----        ----
Net assets available for benefits per the financial statements                     $ 22,457    $ 16,560
Amounts allocated to withdrawing participants                                          (222)       (234)
                                                                                   --------    --------

Net assets available for benefits per the Form 5500                                $ 22,235    $ 16,326
                                                                                   ========    ========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 in thousands:

                                                                                   Year ended December 31,
                                                                                   -----------------------
                                                                                      1995       1994
                                                                                      ----       ----
Benefits paid to participants per the financial statements                          $ 1,755    $ 1,379
Add: Amounts allocated to withdrawing participants at
        December 31, 1995                                                               222        234
Less: Amounts allocated to withdrawing participants at
        December 31, 1994                                                              (234)      (414)
                                                                                    -------    -------

Benefits paid to participants per the Form 5500                                     $ 1,743    $ 1,199
                                                                                    =======    =======


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

9.    CONTINGENCIES:
      --------------

Shares of the common stock of the Company represent 23% of the Plan's Net Assets Available for Benefits at December 31, 1995. The Company and certain of its subsidiaries are involved in litigation related to the Qest polybutylene plumbing systems ("Qest system") manufactured and sold by United States Brass Corporation ("U.S. Brass"), environmental matters, and other matters which, if determined adversely to the Company, may have a material adverse effect on its financial condition or results of operations. On May 23, 1994, U.S. Brass, an indirect, wholly owned subsidiary of the Company, filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Texas. The purpose of the filing is to resolve systematically the issues resulting from the Qest system and related litigation and to seek confirmation of a plan of reorganization which, among other things, provides for the payment, satisfaction, and discharge of all claims against U.S. Brass involving the Qest system. The report of the Company's independent public accountants relating to the audited financial statements included in the Form 10-K for the year ended December 31, 1995, states that this matter raises substantial doubt about the Company's ability to continue as a going concern in its present consolidated form. Reference is made to Note 2, "Bankruptcy of United States Brass Corporation," Note 13, "Contingencies," and Note 14, "Relationship with Household," to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 1996, and the Company's current report on Form 8-K dated June 13, 1996, which are incorporated herein, for additional discussion of contingencies and legal matters involving the Company.

In the event the above items have a material adverse effect on the Company, it could affect the market value of the shares of common stock of the Company held in the Plan. However, it will have no impact on any other assets of the Plan, nor any employee's rights to such assets, as the Plan is a separate, distinct entity from the Company.

10.   SUBSEQUENT EVENT:
      -----------------

Effective as of January 1, 1996, the Plan was amended to add a profit sharing contribution feature to the Plan pursuant to which eligible employees of the Company and its participating affiliated companies will receive allocations of contributions ranging from 2% to 9% of their compensation based on their years of credited service with the Company and its affiliated companies, including service with predecessor entities to the Company and its affiliated companies. These profit sharing contributions are referred to as TRIP+ contributions and will be made to the Plan on a quarterly basis.

11.    ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS:
      ------------------------------------------------

The following table presents the allocation of net assets available for benefits by fund as of December 31, 1995 (in thousands):




                                                                    Participant Directed
                                       -------------------------------------------------------------------------
                                        Eljer    Household
                                       Common     Common      Fixed                            Loans
                                        Stock      Stock     Income    Balanced    Equity       to
                                        Fund        Fund      Fund       Fund       Fund    Participants   Total
                                        ----        ----      ----       ----       ----    ------------   -----

ASSETS:
   Investments at market value-
     Common  stocks                   $5,007     $1,874      $  --      $  --      $  --      $  --       $6,881
     Mutual funds of registered
        investment companies              --        --          --       2,913      3,857        --        6,770
     Pooled separate account              --        --        7,247        --         --         --        7,247
     Loans to participants                --        --          --         --         --       1,085       1,085
     Money market                          2        --            2         90         43        --          137
                                      ------     ------      ------     ------     ------     ------     -------

                 Total investments     5,009      1,874       7,249      3,003      3,900      1,085      22,120
                                      ------     ------      ------     ------     ------     ------     -------

   Receivables-
     Employer contributions               76        --           43         24         35        --          178
     Participants' contributions          12        --           70         29         45        --          156
     Accrued dividends and interest       --         11         --         --         --         --           11
     Loan repayments                       3        --           19          7         10        --           39
     Transfers                           (17)       (11)        (22)        11         39        --          --
                                      ------     ------      ------     ------     ------     ------     -------

                 Total receivables        74        --          110         71        129        --          384
                                      ------     ------      ------     ------     ------     ------     -------

                 Total assets          5,083      1,874       7,359      3,074      4,029      1,085      22,504

LIABILITIES:
   Refunds to participants                 1        --            6          2          6        --           15
   Loans payable to participants          --        --          --         --         --          32          32
                                      ------     ------      ------     ------     ------     ------     -------

                 Total liabilities         1        --            6          2          6         32          47

                                      ------     ------      ------     ------     ------     ------     -------

NET ASSETS AVAILABLE FOR
   BENEFITS                           $5,082     $1,874      $7,353     $3,072     $4,023     $1,053     $22,457
                                      ======     ======      ======     ======     ======     ======     =======

The following table presents the allocation of net assets available for benefits by fund as of December 31, 1994 (in thousands):


                                                                  Participant Directed
                                       ------------------------------------------------------------------------
                                        Eljer    Household
                                       Common     Common      Fixed                           Loans
                                        Stock      Stock     Income    Balanced    Equity       to
                                        Fund        Fund      Fund       Fund        Fund  Participants   Total
                                        ----        ----      ----       ----        ----  ------------   -----
ASSETS:
   Investments at market value-

     Common  stocks                    $2,369       $1,373   $    -     $    -     $    -    $    -     $ 3,742
     Mutual funds of registered
        investment companies                -            -        -      2,237      2,613         -       4,850
     Pooled separate account                -            -    4,307          -          -         -       4,307
     Loans to participants                  -            -        -          -          -       999         999
                                       ------       ------   ------     ------     ------    ------     -------
                                        2,369        1,373    4,307      2,237      2,613       999      13,898
 Guaranteed investment contracts            -            -    2,425          -          -         -       2,425
                                       ------       ------   ------     ------     ------    ------     -------

                  Total investments     2,369        1,373    6,732      2,237      2,613       999      16,323
                                       ------       ------   ------     ------     ------    ------     -------


 Receivables-
     Employer contributions                88            -       34         22         29         -         173
     Participants' contributions           12            -       64         29         45         -         150
     Accrued dividends and interest         -            -       19          -          -         -          19
     Loan repayments                        4            -       15          7          7        34          67
     Transfers                             11          (12)      (2)         2          1         -           -
                                       ------       ------   ------     ------     ------    ------     -------

                  Total receivables       115          (12)     130         60         82        34         409
                                       ------       ------   ------     ------     ------    ------     -------

                  Total assets          2,484        1,361    6,862      2,297      2,695     1,033      16,732

LIABILITIES:
   Refunds to participants                  3            -       31         19         21         -          74
   Loans payable to participants            5            -       28          1          1        53          88
   Other                                   10            -        -          -          -         -          10
                                       ------       ------   ------     ------     ------    ------     -------

                  Total liabilities        18            -       59         20         22        53         172
                                       ------       ------   ------     ------     ------    ------     -------


NET ASSETS AVAILABLE FOR
     BENEFITS                          $2,466       $1,361   $6,803     $2,277     $2,673    $  980     $16,560
                                       ======       ======   ======     ======     ======    ======     =======

12.    ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
       -----------------------------------------------------------

The following table presents the allocation of changes in net assets available for benefits by fund for the year ended December 31, 1995 (in thousands):


                                                                   Participant Directed
                                       --------------------------------------------------------------------------
                                        Eljer    Household
                                       Common     Common      Fixed                            Loans
                                        Stock      Stock     Income    Balanced     Equity       to
                                        Fund       Fund       Fund       Fund        Fund    Participants   Total
                                        ----       ----       ----       ----        ----    ------------   -----
CONTRIBUTIONS:
   Participants                       $  162     $   --      $  792     $  371     $  589     $   --       $ 1,914
   Employer                              364         --         167        104        144         --           779

INTEREST INCOME                            8         --         472         --         --         --           480

DIVIDEND INCOME                           --         44          --        223        180         --           447

NET UNREALIZED APPRECIATION
   OF  INVESTMENTS                     2,368        705          --         84        565         --         3,722

NET REALIZED GAINS (LOSSES) ON
   INVESTMENTS                           (27)        32          --        222        119         --           346

BENEFITS PAID TO PARTICIPANTS           (233)      (206)       (881)      (190)      (245)        --        (1,755)

INTERFUND TRANSFERS                      (35)       (59)        106        (40)        28         --            --

LOAN REPAYMENTS BY
   PARTICIPANTS                           38         --         188         91         98       (415)           --

LOANS MADE TO PARTICIPANTS               (29)        (3)       (294)       (70)      (128)       524            --

OTHER                                     --         --          --         --         --        (36)          (36)
                                      ------     ------      ------     ------     ------     ------       -------

   Increase in net assets
       available for benefits          2,616        513         550        795      1,350         73         5,897

NET ASSETS AVAILABLE FOR
   BENEFITS, beginning of year         2,466      1,361       6,803      2,277      2,673        980        16,560
                                      ------     ------      ------     ------     ------     ------       -------

NET ASSETS AVAILABLE FOR
   BENEFITS, end of year              $5,082     $1,874      $7,353     $3,072     $4,023     $1,053       $22,457
                                      ======     ======      ======     ======     ======     ======       =======

The following table presents the allocation of changes in net assets available for benefits by fund for the year ended December 31, 1994 (in thousands):



                                                                     Participant Directed
                                       --------------------------------------------------------------------------
                                        Eljer    Household
                                       Common     Common      Fixed                            Loans
                                        Stock      Stock     Income    Balanced    Equity       to
                                        Fund        Fund      Fund       Fund        Fund    Participants   Total
                                        ----        ----      ----       ----        ----    ------------   -----
CONTRIBUTIONS:
   Participants                       $  170     $    -      $  781     $  406     $  611     $   -        $ 1,968
   Employer                              402          -         142         95        112         -            751

INTEREST INCOME                           40          -         459          -          -         -            499

DIVIDEND INCOME                            -         47           -         85         79         -            211

NET UNREALIZED (DEPRECIATION)
   APPRECIATION OF  INVESTMENTS         (503)        79           -       (120)      (172)        -           (716)

NET REALIZED GAINS (LOSSES) ON
   INVESTMENTS                             6          3           -         (2)       (18)        -            (11)

BENEFITS PAID TO PARTICIPANTS           (109)       (79)       (879)      (168)      (144)        -         (1,379)

INTERFUND TRANSFERS                      (37)       (10)        (28)        28         47         -              -

LOAN REPAYMENTS BY
   PARTICIPANTS                           42          -         125         91        101      (359)             -

LOANS MADE TO PARTICIPANTS               (68)        (7)       (389)       (69)      (102)      635              -
                                      ------     ------      ------     ------     ------     -----        -------

   (Decrease) increase in net
       assets available for benefits     (57)        33         211        346        514       276          1,323

NET ASSETS AVAILABLE FOR
   BENEFITS, beginning of year         2,523      1,328       6,592      1,931      2,159       704         15,237
                                      ------     ------      ------     ------     ------     -----        -------

NET ASSETS AVAILABLE FOR
   BENEFITS, end of year              $2,466     $1,361      $6,803     $2,277     $2,673     $ 980        $16,560
                                      ======     ======      ======     ======     ======     =====        =======

                                                                      SCHEDULE I
                                                                     Page 1 of 2


                            ELJER MANUFACTURING, INC.
                          TAX REDUCTION INVESTMENT PLAN


     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AT DECEMBER 31, 1995
               (In thousands of dollars, except per share amounts)

                                 EIN: 36-3114796
                                PLAN NUMBER: 101


      (a)                (b)                                    (c)                              (d)        (e)
                                                             Description
                                                                 of                                        Current
               Identity of Party Involved                    Investment                          Cost       Value
               --------------------------                    ----------                          ----       -----

       *       ELJER INDUSTRIES, INC.                  Common Stock, par value $1
                                                       465,751 shares                          $  4,072     $ 5,007


               HOUSEHOLD INTERNATIONAL, INC.           Common Stock, par value $1
                                                       31,501 shares                                387       1,874


               LASALLE NATIONAL TRUST, N.A.            LaSalle Income Plus Fund,
                                                       7,246,853 shares                           7,247       7,247


               THE VANGUARD GROUP OF                   Vanguard Fixed Income Fund,
                  INVESTMENT COMPANIES                 93,485 shares                              1,010       1,020



               DAVIS SELECTED ADVISORS,                Davis New York Venture Fund,
                  L.P.                                 114,860 shares                             1,581       1,664


               T. ROWE PRICE INTERNATIONAL             T. Rowe Price International Stock Fund,
                  FUNDS, INC.                          83,736 shares                                973       1,024


               THE VANGUARD GROUP OF                   Vanguard Windsor II Fund,
                  INVESTMENT COMPANIES                 31,432 shares                                622         649

       *  Column (a) indicates each identified person/entity known to be a party-interest.


     This supplemental schedule lists assets held for investment purposes at December 31, 1995, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                                                      SCHEDULE I
                                                                     Page 2 of 2


                            ELJER MANUFACTURING, INC.
                          TAX REDUCTION INVESTMENT PLAN


     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AT DECEMBER 31, 1995
               (In thousands of dollars, except per share amounts)

                                 EIN: 36-3114796
                                PLAN NUMBER: 101


       (a)                (b)                                     (c)                             (d)        (e)
                                                              Description
                                                                  of                                       Current
               Identity of Party Involved                     Investment                         Cost       Value
               --------------------------                     ----------                         ----       -----

               PIMCO ADVISORS                     Blairlogie Emerging Markets Fund,
                  INSTITUTIONAL ADVISORS          13,871 shares                               $   182       $   159


               PUTNAM VOYAGER FUND                Putnam Voyager Fund,
                                                  76,998 shares                                   929         1,174


               PIC INVESTMENT TRUST               Pinnacle Growth Fund,
                                                  78,803 shares                                   961         1,080


       *       LOANS TO PARTICIPANTS              Loans to Participants
                                                  Interest rates 9.5% to 10%                       --         1,085


       *       NATIONSBANK TRUST                  Nations Prime Fund                              137           137
                                                                                             --------       -------

                                                                                             $18,101        $22,120
                                                                                             =======        =======

       *    Column (a) indicates each identified person/entity known to be a party-in-interest.


          This supplemental schedule lists assets held for investment purposes at December 31, 1995, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II
                                                                     Page 1 of 2


                            ELJER MANUFACTURING, INC.
                          TAX REDUCTION INVESTMENT PLAN

           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
           -----------------------------------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     ------------------------------------
                                 EIN: 36-3114796
                                PLAN NUMBER: 101


         (a)                                                  (b)                        (c)       (d)           (g)       (i)
                                                                                                                 Net
     Identity of                                          Description                 Purchase   Selling       Cost of    Gain/
    Party Involved                                         of Asset                    Price      Price         Asset    (Loss)
- ----------------------------------    --------------------------------------------- ----------- ----------  ----------  --------
INDIVIDUAL TRANSACTIONS:
   Principal Mutual Life Insurance  Guaranteed Investment Contract #86269, 9.55%
     Company                                                                        $       --  $1,531,650  $1,531,650  $     --
   Travelers Insurance Company      Guaranteed Investment  Contract #15105, 9.09%           --     968,244     968,244        --
   LaSalle National Trust, N.A.     LaSalle Income Plus Fund                           968,705          --     968,705        --
   LaSalle National Trust, N.A.     LaSalle Income Plus Fund                         1,543,913          --   1,543,913        --
   Janus Capital Corporation        Janus Fixed Income Fund                                 --     834,117     692,842   141,275

SERIES OF TRANSACTIONS:
Principal Mutual Life Insurance     Guaranteed Investment Contract #86269, 9.55%
 Company                                 6 Purchases                                    68,039          --      68,039        --
                                         1 Sale                                                  1,531,650   1,531,650        --
Travelers Insurance Company         Guaranteed Investment Contract #15105, 9.09%
                                         1 Purchase                                      7,128          --       7,128        --
                                         1 Sale                                             --     968,244     968,244        --
LaSalle National Trust, N.A.        LaSalle Income Plus Fund
                                         32 Purchases                                4,185,539          --   4,185,539        --
                                         42 Sales                                           --   1,245,903   1,245,903        --
Davis Selected Advisors, L.P.       Davis New York Venture Fund
                                         25 Purchases                                1,091,915          --   1,091,915        --
                                         18 Sales                                           --     358,509     318,282    40,227
PIC Investment Trust                Pinnacle Growth Fund
                                         13 Purchases                                  975,318          --     975,318        --
                                          1 Sale                                            --      17,551      14,698     2,853


Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions. Category (h) Current Value is the same as Purchase Price or Selling Price.

            This supplemental schedule lists individual and series of
                 transactions in excess of 5% of the fair market
                value of the plan assets at the beginning of the
                                year as required
 by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II
                                                                     Page 2 of 2
                            ELJER MANUFACTURING, INC.
                          TAX REDUCTION INVESTMENT PLAN

           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 EIN: 36-3114796
                                PLAN NUMBER: 101

         (a)                              (b)                         (c)                 (d)             (g)            (i)
                                                                                                         Net
     Identity of                       Description                 Purchase            Selling         Cost of        Gain/
    Party Involved                      of Asset                     Price              Price           Asset        (Loss)
- ----------------------         -------------------------        -------------       ------------    ------------   ----------
SERIES OF TRANSACTIONS:
Steinroe & Farnham             Steinroe Special Fund
                                    11 Purchases                 $  309,145           $     --       $  309,145     $      --
                                     9 Sales                             --            946,221          950,276        (4,055)

Janus Capital Corporation      Janus Fixed Income Fund
                                     21 Purchases                   150,302                 --          150,302            --
                                      2 Sales                            --            845,971          702,685       143,286
Eljer Industries, Inc.         Common Stock
                                     29 Purchases                   655,338                 --          655,338            --
                                     57 Sales                            --            441,068          617,721      (176,653)

NationsBank Trust              Nations Prime Fund
                                     237 Purchases                7,056,027                 --        7,056,027            --
                                     184 Sales                           --          6,923,502        6,923,502            --


Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions.  Category (h) Current Value is the same as Purchase Price or Selling Price.

            This supplemental schedule lists individual and series of
                 transactions in excess of 5% of the fair market
                value of the plan assets at the beginning of the
                                year as required
 by the Department of Labor Rules and Regulations for Reporting and Disclosure.